Exhibit 99.2

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY. Vote by Internet - QUICK EASY IMMEDIATE - 24 Hours a Day, 7 Days a Week or by Mail Your Internet vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card . Votes submitted electronically over the Internet must be received by 11 : 59 p . m . , Eastern Time, on November 12 , 2025 . REE AUTOMOTIVE LTD. INTERNET/MOBILE – www.cstproxyvote.com Use the Internet to vote your proxy. Have your proxy card available when you access the above website. Follow the prompts to vote your shares. MAIL – Mark, sign and date your proxy card and return it in the postage - paid envelope provided. FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED PROXY Please mark your votes like this THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSALS 1, 2, AND 3. 1. Approval of the Company’s amended Compensation Policy for executive officers and directors, in the form attached as Appendix A to the Proxy Statement. 3 . Approval of a special cash bonus award for 2024 and an amendment to the terms of employment for Mr . Ahishay Sardes, the Company’s co - founder, chief technology officer and a director of the Company . FOR AGAINST ABSTAIN 2 . Approval of a special cash bonus award for 2024 and an amendment to the terms of employment for Mr . Daniel Barel, the Company’s co - founder, chief executive officer and a director of the Company . CONTROL NUMBER Signature Signature, if held jointly Date , 2025 Note: Please sign exactly as name appears hereon. When shares are held by joint owners, both should sign. When signing as attorney, executor, administrator, trustee, guardian, or corporate officer, please give title as such. X PLEASE DO NOT RETURN THE PROXY CARD IF YOU ARE VOTING ELECTRONICALLY. FOR AGAINST ABSTAIN AGAINST ABSTAIN FOR The signer hereby revokes all previous proxies given by the signer to vote at the Special General Meeting or any adjournments thereof . PLEASE NOTE that by signing and submitting this proxy card, you declare that you have no “personal interest” in any of the items that are proposed for approval at the Special General Meeting of shareholders, except for a “personal interest” of which you have notified the Company about in writing, as required under the Israeli Companies Law 5759 - 1999 . For further information, please see the Proxy Statement .

Important Notice Regarding the Internet Availability of Proxy Materials for the Special Meeting of Shareholders Copies of the notice, proxy statement, and this proxy card are available at www.proxyvote.com FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED PROXY THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS REE AUTOMOTIVE LTD. The undersigned appoints Mr . Daniel Barel and Mr . Hai Aviv, or either of them, as proxies, each with the power to appoint his substitute, and authorize(s) each of them to represent and to vote, as designated on the reverse hereof, all of the ordinary shares (Class A ordinary shares and Class B ordinary shares) of REE Automotive Ltd . that the shareholder(s) is/are entitled to vote as of the close of business on October 23 , 2025 at the Special General Meeting of Shareholders to be held at 12 : 00 p . m . Israel time, on November 13 , 2025 , at the Company’s headquarters at Kibbutz Glil - Yam, Israel, and any adjournment or postponement thereof . THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED IN THE MANNER DIRECTED HEREIN . TO THE EXTENT PERMITTED BY LAW AND APPLICABLE STOCK EXCHANGE REQUIREMENTS, IF NO SUCH DIRECTION IS MADE, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE BOARD OF DIRECTORS’ RECOMMENDATIONS . Should any other matter requiring a vote of the shareholders arise, the proxies named above are authorized to vote in accordance with their best judgement in the interest of the Company . Any and all proxies given by the undersigned prior to this proxy are hereby revoked . (Continued and to be marked, dated and signed, on the other side)